Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 5445

Our Ref: CSA/PAC1/24

18th August 2004

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Announcement Form.

(b) Press Release

(c) Text of the highlights announcement advertised in the following publications:

	Date
Financial Times	13th August 2004
The Economist (Global Edition)	21st August 2004

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

MY/RK/ph
Encl.
Pac/Pac1-24 SEHKNY/SEHK-NY
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY NY)
Moody's Asia Pacific Limited (w/e)
Standard & Poor's (w/e)

To: Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From: Swire Pacific Limited
(Name of Company/ ~~Representative Company~~)

No. of pages: Two

Margaret YU
(Responsible Official)

2840 8868
(Contact Telephone Number)

12th August 2004
Date

Name of listed company: Swire Pacific Limited

Stock code: 19 & 87

Year end date: 31/12/2004

Currency: HKD

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☐ Yes ☑ No

To be published in the newspapers

☐ Summarised results announcement ☐ Full results announcement ☑ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☑ Audit Committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~/ Unaudited*) Current Period	(~~Audited~~/ Unaudited*) Last Corresponding Period
		from 1/1/2004 to 30/6/2004	from 1/1/2003 to 30/6/2003
		(HK$) million	(HK$) million
Turnover *(Note I)*	:	8,491	7,240
Profit/(Loss) from Operations *(Note II)*	:	2,585	1,960
Finance cost	:	(660)	(222)
Share of Profit / (Loss) of Associates	:	1,363	(171)
Share of Profit / (Loss) of Jointly Controlled Entities	:	309	259
Profit / (Loss) after Taxation & MI	:	2,952	1,187
% Change over Last Period	:	149 %	

*** Please delete as appropriate.**

.../2

M. and

EPS / (LPS) - Basic *(in Dollars)*	:	192.8¢/"A" 38.6 ¢/"B"		77.5¢/"A" 15.5 ¢/"B"
- Diluted *(in Dollars)*	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil
Profit / (Loss) after ETD Items	:	2,952		1,187
~~1st Quarter /~~ Interim ~~/ 3rd Quarter / Final~~ * Dividend per Share	:	58¢/"A" 11.6¢/"B"		32¢/"A" 6.4¢/"B"
(specify if with other options)	:	Nil		Nil
B / C Dates for ~~1st Quarter /~~ Interim ~~/ 3rd Quarter / Final~~ * Dividend	:	15/9/2004	to	20/9/2004 bdi.
Payable Date	:	5/10/2004		
B / C Dates for (______) General Meeting	:	N/A	To	bdi.
Other Distribution for Current Period *(Note III)*	:	N/A		
B / C Dates for Other Distribution	:	N/A	To	bdi.

*** Please delete as appropriate.**

For and on behalf of
SWIRE PACIFIC LIMITED

Signature : [signature]
Printed Name : Margaret YU
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☐ Yes (Number of pages attached: ________)
☑ No

SWIRE

Media Information

Swire Pacific Limited

Interim Results 2004

For further information, please contact:

Mr. Andrew Herdman T: 2840 8092

Ms. Maisie Shun Wah T: 2840 8097

Swire Pacific Limited
Financial Highlights

	Note	Six months ended 30th June 2004 HK$M	2003 HK$M	Year ended 31st December 2003 HK$M
Turnover		**8,491**	7,240	17,568
Operating profit		**2,585**	1,960	4,585
Profit attributable to shareholders		**2,952**	1,187	4,922
Cash generated from operations		**2,112**	1,942	5,333
Net cash inflow before financing		**4,104**	2,306	6,348
Shareholders' funds and minority interests		**75,033**	73,312	73,307
Consolidated net borrowings		**7,829**	13,505	10,174
		HK¢	HK¢	HK¢
Earnings per share	1			
'A' shares		**192.8**	77.5	321.4
'B' shares		**38.6**	15.5	64.3
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**58.0**	32.0	134.0
'B' shares		**11.6**	6.4	26.8
		HK$	HK$	HK$
Shareholders' funds per share				
'A' shares		**45.58**	44.71	44.47
'B' shares		**9.12**	8.94	8.89
Gearing ratio - percentage	2	**10**	18	14
Interest cover-times	3	**3.92**	8.83	9.88
Cash interest cover-times	4	**3.32**	4.88	5.90
Dividend cover-times	5	**3.32**	2.42	2.40

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.

2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

3. Interest cover is calculated by dividing operating profit by net finance charges. In the first half of 2004 finance charges include a non-recurring net charge of HK$459 million in respect of the Taikoo Shing land premium.

4. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

5. Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.

Chairman's Statement

Consolidated Results

The profit attributable to shareholders for the first half of 2004 was HK$2,952 million. This result was significantly higher than the figure of HK$1,187 million reported in the first half of 2003, at the time of the SARS outbreak.

Your directors have today declared interim dividends of HK¢58 (2003: HK¢32.0) per 'A' share and HK¢11.6 (2003: HK¢6.4) per 'B' share payable on 5th October 2004 to shareholders registered at the close of business on 20th September 2004. The share registers will be closed from 15th September to 20th September 2004, both dates inclusive.

Operating results

The Property Division produced strong operating profits in the first half with sales of investment property augmenting recurrent rental income. Although rental income from the office portfolio fell, both retail rents and contributions from hotels improved. The increase in operating profits was partly absorbed by a provision of HK$500 million for interest on land premium relating to the Taikoo Shing arbitration, resulting in attributable profits increasing 9% over the same period in 2003 to HK$1,483 million.

The Aviation Division reported an attributable profit of HK$976 million. This compares to a loss of HK$486 million in the first half of 2003 which was adversely impacted by SARS. For comparison purposes, a profit of HK$779 million was recorded in the first half of 2002. Strong traffic growth was partly tempered by significantly increased fuel costs.

The Beverages, Marine Services and Trading & Industrial Divisions' combined profits attributable to Swire Pacific grew 34% to HK$674 million with container terminal operations, Swire Pacific Offshore, Taikoo Motors, Swire Resources and Swire Coca-Cola operations in Mainland China and Taiwan accounting for the majority of the increase.

Finance

The group's financial position remains strong with gearing of 10% at 30th June 2004, and interest cover of 3.92 for the half year. Committed but undrawn facilities totalled HK$4,988 million. Since 30th June, Swire Properties has agreed to make a payment on account of the Taikoo Shing land premium in an amount of HK$2,027 million.

During the half year the Company purchased 16,075,000 shares in Cathay Pacific Airways, at a total cost of HK$225 million, increasing its ownership interest to 46.5%.

Prospects

Profits from investment property sales are likely to be lower in the second half. Net rental income for the full year will also be less than in 2003, but there are increasingly clear signs of a pick-up in demand for office space signalling a brighter outlook for 2005. The Aviation Division is enjoying strong demand and prospects for continued growth are good, although concerns remain over persistently high fuel prices. Good performances are also expected from the other divisions in the second half and, overall, your company's prospects for the full year are encouraging.

James Hughes-Hallett
Chairman
Hong Kong, 12th August 2004

Review Of Operations

Property Division

Hong Kong investment property

Gross rental income for the half year to 30th June 2004 amounted to HK$2,002 million, compared with HK$2,157 million for the corresponding period in 2003. Income from the office portfolio decreased by 19%, a reflection of the combination of low demand and abundant supply. At 30th June 2004 the vacancy rate in the office portfolio was similar to the end of 2003, at around 20%, with vacancy in Island East somewhat higher than in Hong Kong Central, but there has been a welcome pick-up in demand and rental levels in recent months.

Retail rental income increased slightly compared with the same period in 2003. Retail sales have continued to grow, fuelled both by domestic consumption and by surging tourist arrivals from the Mainland.

Construction of Three Pacific Place, comprising 630,000 square feet of office space, has recently been completed and receipt of an occupation permit is expected shortly.

Demolition work has been completed at 16 Westlands Road and site investigation work will commence shortly. Building plans have been approved for the construction of an office building of approximately 1,550,000 square feet, but no decision has yet been taken on when to proceed with this project.

Hong Kong property trading

The residential market was active during the period, with sales volumes and prices increasing sharply. Swire Properties' remaining inventory at The Orchards, Les Saisons and Seaview Crescent is now sold out with only two units at Tung Chung Crescent and 105 units at Ocean Shores remaining to be sold.

Sale of investment properties

13 apartments and the two penthouses at The Albany were sold in the first half of 2004. 13 units remain to be sold.

Hotels

The increase in inbound visitors has had a positive impact on occupancies and room rates at the JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place. At the Mandarin Oriental Miami results continue to improve and a small operating profit was achieved in the first half.

Mainland China

Swire Properties has signed a revised joint venture agreement to increase its stake in the Taikoo Hui mixed-use commercial development in Guangzhou to 97%. It is expected that work on the project will commence shortly.

USA

Construction is well underway at The Carbonell, a 284-unit condominium tower on Brickell Key, Miami. 274 units have been sold to date, with completion scheduled for July 2005. At Courts Brickell Key, which was completed in late 2002, three units remain to be sold. Construction at Jade Residences, where only two units are unsold, is almost complete.

Taikoo Shing arbitration

The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law. Following a fresh hearing held in February 2004, the arbitrator determined that the valuation dates for the purpose of quantifying the amount of land premium on the office towers should be the dates on which occupation permits were issued for each of the buildings, and that interest should be calculated at two-thirds of HIBID from those valuation dates.

Swire Properties and the Lands Department have been engaged in discussions over the past few months attempting to settle land premium figures for the Cityplaza office towers at the respective valuation dates. Those discussions continue, by mutual agreement. In the event that a settlement cannot be reached, the amount of land premium will be determined by a panel of experts.

An amount of HK$4,500 million was provided in the Swire Pacific group accounts as at 31st December 2000. Of this amount HK$250 million related to the Horizon Gardens residential scheme and HK$4,250 million related to the Cityplaza office towers. Outstanding issues on Horizon Gardens have now been fully resolved. Land premium of HK$151 million was paid in March 2001 and the interest thereon has now been determined to be HK$58 million. The provision of HK$250 million previously charged to the profit and loss account was therefore overstated, and the remaining balance of HK$41 million has been credited to the profit and loss account in the period to 30th June 2004.

In respect of the three Cityplaza office towers, whilst the valuation dates, interest rate and periods for calculating premium interest have now been determined, the quantum of premium remains to be settled in accordance with the procedure outlined above. The amount of HK$4,250 million accrued previously is considered to remain more than adequate to cover Swire Pacific's total cash exposure. Swire Properties has agreed with the Lands Department to make a payment on account of premium to Government in an amount of HK$2,027 million. The quantum of premium interest payable in respect of this amount from the relevant valuation dates to 30th June 2004 at the rate determined by the arbitrator is estimated to be HK$500 million, and this amount has been charged to the profit and loss account in the period to 30th June 2004. The balance of HK$1,723 million remaining from the provision made in 2000 will be retained until the final quantum of premium and premium interest is known, and the exact allocation of any further cash payment between revaluation reserve and current year profit and loss account will only be determined at that time.

Aviation Division

Cathay Pacific Airways
The Cathay Pacific group made a profit of HK$1,771 million during the first six months of 2004. This was in marked contrast to the HK$1,241 million loss recorded in the same period last year at the time of the SARS outbreak.

Robust demand for passenger travel, particularly on long haul services, led to record first-half passenger revenue. Passenger yield increased by 6.8% to HK¢45.7, reflecting the recovery in business travel as well as currency gains from the weaker U.S. dollar.

Demand for cargo services out of Hong Kong remained buoyant throughout the period due to continued growth in re-exports from Southern China. Cargo volumes increased on the major trunk routes to Europe, Japan and the United States. Cargo yield was stable at HK$1.72.

Higher revenues were tempered by a sharp increase in fuel prices which increased by 16.9% on average compared to last year. Temporary fuel surcharges were introduced for both cargo and passenger services, but these only partly offset the additional costs.

In July Cathay Pacific introduced a second daily service to New York with the launch of a non-stop flight. Additional flights were also introduced to a number of destinations in Asia, Australia and the Middle East. New freighter services will soon be launched to Munich. The airline also commenced codeshare services to Moscow with Aeroflot - Russian Airlines, and to Barcelona and Madrid from Amsterdam with **one**world partner Iberia.

Cathay Pacific placed new aircraft orders for one Boeing B747-400 freighter, two B777-300s and six Airbus A330-300 passenger aircraft for delivery from 2005 to 2007. The airline's operating fleet is expected to exceed 100 widebody aircraft by 2006 once orders for additional freighters and long haul passenger aircraft are finalised.

AHK Air Hong Kong (AHK)
AHK operates overnight express cargo services to four destinations in the Asia region and commenced a five times weekly service to Taipei in March with a wet-leased regional freighter.

AHK recorded a 34.2% increase in interim profit compared to the same period last year. Capacity, following an expansion of the network, rose by 43.6%. Load factor increased by 4.7 percentage points while yield decreased by 0.5%. The company will take delivery of six new A300-600 freighter aircraft in late 2004 and early 2005.

Hong Kong Aircraft Engineering Company (HAECO)
HAECO recorded an interim profit of HK$232 million, representing a 22% increase from the same period in 2003. The workload in the base maintenance facility has been high and the increase in the number of flights through Hong Kong International Airport led to an increase in line maintenance revenue.

Airlines typically enjoy higher aircraft utilisation during the second half of the year, and hence the market for base maintenance is expected to be a little softer in the second half of the year.

The contribution from HAECO's jointly controlled companies, Hong Kong Aero Engine Services Limited (HAESL) and Taikoo (Xiamen) Aircraft Engineering Company Limited, fell slightly to HK$119 million, due principally to a change in the mix of work performed at HAESL.

Hong Kong Dragon Airlines (Dragonair)
Dragonair recorded a satisfactory interim profit in 2004. The airline carried 2.1 million passengers in the first six months of 2004 with passenger load factor increasing by 10.9 percentage points to 61.3%. However, passenger yield decreased by 8.0% due to increased promotional activities.

Cargo operations have been strong in 2004. The airline carried 147,680 tonnes of cargo representing growth of 22.3% over the same period last year. Cargo yield increased by 12.8%. Cargo load factor decreased by 8.6 percentage points to 74.1%.

In April, the airline commenced passenger services to Tokyo. One A330 joined the fleet in March and as a result Dragonair had a fleet of 27 aircraft as at the end of June. One B747-200 freighter aircraft and two A320s will be added in the second half of 2004.

Hong Kong Air Cargo Terminals (Hactl)
Hong Kong Air Cargo Terminals continued to report very good results with tonnage growth of 16.4% for the first half of 2004.

Cathay Pacific Catering Services Group
The airline catering group recorded a satisfactory interim profit due to improved sales volumes. However margins were still under pressure due to competition and higher food costs. The flight kitchens in both Taipei and Cebu performed well in the first half of 2004.

Hong Kong Airport Services (HAS)
HAS recorded a healthy interim profit as business volumes returned to normal levels.

Beverages Division

The Beverages division made an attributable profit of HK$154 million for the half year, compared with a profit of HK$113 million for the SARS-affected same period last year. Growth in profits has been seen across all territories, driven by a 21% increase in overall volumes. Gross margins were affected by higher materials costs and competitive pricing, particularly in Mainland China and Hong Kong.

Hong Kong has enjoyed good volume growth in the face of intense competitive pricing pressure. Growth has been assisted by the introduction of three major new non-carbonated products.

Sales volume in **Taiwan** grew 19%, fuelled by product extensions and marketing campaigns that have stimulated new demand for the core brands. Increased volumes and new distribution initiatives helped reduce unit production and distribution costs and more than compensated for an increase in material prices.

Similarly, more effective merchandising and pricing strategies in the **USA** compensated for higher material and transportation costs which have been impacted by higher oil prices. Coupled with volume growth of 3%, attributable profits grew 12% over the prior year. The mid-calorie Coca-Cola, C2, will be launched in the second half.

Mainland China sales volume grew by 30%, benefitting from the introduction of a range of package and flavour extensions on existing brands and from the establishment of Nestea as a significant presence in the tea category following its launch at the end of 2003. Margins have been under pressure due to higher material and transportation costs as well as lower prices. However, the current sales momentum, along with a new product and promotions programme, should enable further profit growth in the second half of the year.

Marine Services Division

The division reported attributable profits for the first half year of HK$343 million, compared with HK$293 million for the same period in 2003.

Swire Pacific Offshore reported a 29 % increase in profits helped by fleet expansion and profits on disposal of three older vessels. However, the level of offshore exploration in the first half of the year was relatively weak, resulting in reduced fleet utilisation and day rates, particularly for larger deep-water vessels. Recovery in the medium term is anticipated, with the consistently firm oil price encouraging further exploration. Having taken delivery of six new vessels over the last 18 months, and with four more anchor handling tugs being delivered over the next year, the company is well positioned to take advantage of any pick-up in demand.

Global coverage continues to widen with recent contracts secured for work in new locations including Cuba, Pakistan and Angola.

Hongkong United Dockyards Group reported improved operating profits for all divisions although these were offset by a reduction in capital profits from the sale of vessels and market development losses incurred by the group's harbour towage subsidiary, Australian Maritime Services, acquired in mid 2003.

Modern Terminals' throughput for the first half of 2004 was steady but revenue dropped slightly due to a higher proportion of transhipment business. This, coupled with increased depreciation following the commencement of operations at CT9, reduced profits from Hong Kong interests. However, this has been compensated by increased contributions from investments in container terminals in Mainland China.

It is expected that throughput in Hong Kong and overall profit will remain stable in the second half of the year.

Shekou Container Terminals (I and II)
Driven by very strong economic growth in Southern China and further new berths, Shekou Container Terminals recorded strong volume growth of 58% in the first half of 2004. Tariff increases have also helped in improving the financial performance, which saw revenue and post-tax profit increases of 88% and 87% respectively. The outlook for the second half of the year remains good.

Trading & Industrial Division

The division reported a half year attributable profit of HK$177 million compared with HK$98 million for the same period last year. Although year on year comparisons are distorted by the SARS outbreak in the second quarter of 2003, the underlying growth in sales and profit was robust in all territories in which the division operates.

The Taikoo Motors group in Taiwan reported an attributable profit of HK$51 million in the first half of 2004 compared to HK$32 million in the same period last year. VW and Audi vehicle sales volumes were 12% ahead of last year although margins remained under pressure from the strong Euro. Kia sales volumes were 89% ahead of last year due to favourable market reaction to the new sub-compact "EuroStar". Sales of Volvo trucks and buses were slow in the first half of the year but the forward order book is firm.

The Kwun Tong Car Centre in Hong Kong was sold for a book profit of HK$16 million, completing the disposal of the division's car trading interests in Hong Kong and Mainland China.

Swire Resources, the division's sportswear distribution and retail company, had a very strong first half with sales and profit ahead of the same period last year by 39% and 122% respectively. The company is distributor for 15 brands in Hong Kong and four brands in Mainland China with 75 shops in Hong Kong and 41 in Mainland China. Sales of sports accessories and apparel are growing at a much faster rate than the company's traditional footwear lines. Prospects for the second half of 2004 are encouraging.

Taikoo Sugar reported a loss of HK$2.2 million in the first half of the year compared to a loss of HK$2.5 million in the same period last year. Sales in Hong Kong were flat and retail margins were under pressure, but good sales growth was achieved in Mainland China.

Swire Duro reported a loss of HK$2.8 million in the first half of 2004 compared to a loss of HK$3.9 million in the same period last year.

Swire SITA Waste Services' profit was ahead of the same period last year due to reduced losses from its waste-to-energy incinerator operation in Kaohsiung, Taiwan. Incineration fees remain low but waste volumes have notably increased. The Hong Kong transfer stations and landfills reported a slight increase in profit.

The CROWN Beverage Cans group reported an improvement in profit in the first half of 2004 due to continuing strong demand from the beverage industry in Mainland China, despite higher aluminium price. The company's Hanoi can forming operation also reported improved earnings on the back of robust sales growth.

ICI Swire Paints returned an improved profit in the first half of the year. Sales in Hong Kong were flat, but increased substantially in Mainland China with volume growth of 63% boosted by the launch of a new mid-tier, mass market brand. The company has also stepped up promotion of its premium Dulux brands in second-tier cities. Prospects in the second half of 2004 are encouraging, although the pace of sales growth is expected to slow.

Credit Analysis

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2004 totalled HK$75,033 million (31st December 2003: HK$73,307 million). At 30th June 2004, net borrowings were HK$7,829 million, compared to HK$10,174 million at 31st December 2003.

The group's gearing ratio was 10%, compared to 14% at 31st December 2003. 88% of the group's gross borrowings were on a fixed rate basis and 12% were on a floating basis.

Analysis of Gross Borrowings
Loan maturity profile

	HK$M	
Within 1 year	2,934	33%
1 - 2 years	1,367	15%
2 – 5 years	13	-
Over 5 years	4,642	52%
	8,956	100%

Currency profile

	HK$M	
Hong Kong Dollar	5,113	57%
United States Dollar	3,457	39%
New Taiwan Dollar	360	4%
Others	26	-
	8,956	100%

Sources of Finance

At 30th June 2004, committed loan facilities and debt securities amounted to HK$13,536 million, of which HK$4,988 million or 37% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,391 million. Sources of funds at 30th June 2004 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Bonds	2,321	2,321	-
Fixed/Floating Rate Notes	500	500	-
Bank and other loans	6,073	1,085	4,988
	13,536	8,548	4,988
Uncommitted facilities			
Money market and others	3,799	408	3,391

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2004 amounted to HK$1,373 million compared to HK$1,375 million at 31st December 2003.

Swire Pacific Limited

Consolidated Profit and Loss Account
for the six months ended 30th June 2004 – unaudited

	Note	Six months ended 30th June **2004** **HK$M**	Six months ended 30th June 2003 HK$M	Year ended 31st December 2003 HK$M
Turnover	3	**8,491**	7,240	17,568
Cost of sales		**(4,406)**	(3,778)	(9,929)
Gross profit		**4,085**	3,462	7,639
Other revenue		**108**	14	36
Distribution costs		**(1,009)**	(936)	(1,907)
Administrative expenses		**(512)**	(486)	(996)
Other operating expenses		**(87)**	(94)	(187)
Operating profit	4	**2,585**	1,960	4,585
Finance charges		**(676)**	(238)	(512)
Finance income		**16**	16	48
Net finance charges	5	**(660)**	(222)	(464)
Share of profits less losses of jointly controlled companies		**309**	259	530
Share of profits less losses of associated companies		**1,363**	(171)	1,522
Profit before taxation		**3,597**	1,826	6,173
Taxation	6	**434**	475	872
Profit after taxation		**3,163**	1,351	5,301
Minority interests		**211**	164	379
Profit attributable to shareholders		**2,952**	1,187	4,922
Dividends				
Interim - proposed/paid		**888**	490	490
Final - proposed		**-**	-	1,562
		888	490	2,052
		HK¢	HK¢	HK¢
Earnings per share	7			
'A' shares		**192.8**	77.5	321.4
'B' shares		**38.6**	15.5	64.3

	2004 Interim HK¢	2003 Interim HK¢	2003 Final HK¢	2003 Total HK¢
Dividends per share				
'A' shares	**58.0**	32.0	102.0	134.0
'B' shares	**11.6**	6.4	20.4	26.8

Swire Pacific Limited

Consolidated Balance Sheet

at 30th June 2004 - unaudited

	Note	30th June 2004 HK$M	31st December 2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		**65,306**	65,473
Jointly controlled companies		**3,221**	4,311
Associated companies		**18,153**	17,677
Investment securities and long-term receivables		**290**	296
Deferred expenditure		**109**	126
Deferred tax assets		**95**	12
Retirement benefit assets		**162**	154
		87,336	88,049
Current assets			
Properties for sale		**1,994**	1,822
Stocks and work in progress		**928**	861
Trade and other receivables	8	**2,431**	2,485
Held-to-maturity securities - unlisted		**46**	32
Short-term deposits and bank balances		**987**	374
		6,386	5,574
Current liabilities			
Trade and other payables	9	**8,292**	8,205
Taxation		**241**	281
Bank overdrafts and short-term loans - unsecured		**613**	1,885
Long-term loans and bonds due within one year		**2,321**	2,821
		11,467	13,192
Net current liabilities		**(5,081)**	(7,618)
Total assets less current liabilities		**82,255**	80,431
Non-current liabilities			
Perpetual capital securities		**4,642**	4,642
Long-term loans and bonds		**1,380**	1,325
Deferred tax liabilities		**916**	891
Deferred liabilities		**137**	127
Retirement benefit liabilities		**147**	139
		7,222	7,124
Minority interests		**5,254**	5,231
NET ASSETS		**69,779**	68,076
CAPITAL AND RESERVES			
Share capital		**919**	919
Reserves	10	**68,860**	67,157
SHAREHOLDERS' FUNDS		**69,779**	68,076

Notes to the condensed consolidated accounts

1. Segment Information

(a) Primary reporting format - business segments by division:

Six months ended **30th June 2004**	The Company and its subsidiaries Turnover HK$M	The Company and its subsidiaries Operating profit HK$M	The Company and its subsidiaries Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	2,044	1,450	(40)	10		1,420	1,089
Property trading	274	98		9		107	75
Interest on land premium			(459)			(459)	(379)
Sale of investment properties	766	654				654	652
Hotels				7	47	54	46
	3,084	**2,202**	**(499)**	**26**	**47**	**1,776**	**1,483**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					848	848	745
Hong Kong Dragon Airlines					37	37	28
Aircraft engineering					121	121	104
Cargo handling					169	169	99
	-	-	-	-	**1,175**	**1,175**	**976**
Beverages							
Hong Kong	626	47				47	37
Taiwan	501	27	(2)			25	20
USA	1,399	101	(4)			97	55
Mainland China		(38)		117		79	58
Central costs		(16)				(16)	(16)
	2,526	**121**	**(6)**	**117**	-	**232**	**154**
Marine Services							
Ship repair, land engineering and harbour towage				22		22	18
Container handling				45	141	186	161
Shipowning and operating	643	160	(4)	13		169	164
	643	**160**	**(4)**	**80**	**141**	**377**	**343**
Trading & Industrial							
Car distribution	1,579	68	1			69	51
Shoe and apparel distribution	538	47		7		54	40
Waste services				44		44	37
Beverage can supply				24		24	23
Paint supply				11		11	9
Other activities	133	15	2			17	17
	2,250	**130**	**3**	**86**	-	**219**	**177**
Head Office	**23**	**(28)**	**(154)**	-	-	**(182)**	**(181)**
Inter-segment elimination	**(35)**						-
Total	**8,491**	**2,585**	**(660)**	**309**	**1,363**	**3,597**	**2,952**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format - geographical segments:

	Turnover Six months ended 30th June **2004** HK$M	Turnover Six months ended 30th June 2003 HK$M	Turnover Year ended 31st December 2003 HK$M	Operating profit/(loss) Six months ended 30th June **2004** HK$M	Operating profit/(loss) Six months ended 30th June 2003 HK$M	Operating profit/(loss) Year ended 31st December 2003 HK$M
Hong Kong	**4,151**	3,391	9,480	**2,213**	1,605	3,745
Asia (excluding Hong Kong)	**2,221**	1,612	3,639	**88**	48	171
North America	**1,476**	1,668	3,233	**124**	179	359
Shipowning and operating	**643**	569	1,216	**160**	128	310
	8,491	7,240	17,568	**2,585**	1,960	4,585

The activities of the Swire Pacific group are based mainly in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

(a) Primary reporting format - business segments by division (continued):

Six months ended **30th June 2003**	The Company and its subsidiaries Turnover HK$M	The Company and its subsidiaries Operating profit HK$M	The Company and its subsidiaries Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	2,193	1,576	(94)	12		1,494	1,126
Property trading	350	103		(1)		102	144
Sale of investment properties	119	90				90	90
Hotels				(1)	7	6	1
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					(500)	(500)	(582)
Hong Kong Dragon Airlines					(47)	(47)	(50)
Aircraft engineering					106	106	86
Cargo handling					119	119	60
	-	-	-	-	**(322)**	**(322)**	**(486)**
Beverages							
Hong Kong	584	48				48	24
Taiwan	401	8	(4)			4	3
USA	1,321	92	(8)			84	49
Mainland China		(42)		112		70	49
Central costs		(16)				(16)	(12)
	2,306	**90**	**(12)**	**112**	-	**190**	**113**
Marine Services							
Ship repair, land engineering and harbour towage				25		25	18
Container handling				35	144	179	148
Shipowning and operating	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
Trading & Industrial							
Car distribution	1,217	48	(3)			45	32
Shoe and apparel distribution	387	23		2		25	18
Waste services				38		38	33
Beverage can supply				21		21	20
Paint supply				3		3	6
Other activities	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	-	**121**	**98**
Head Office	**15**	**(87)**	**(103)**	-	-	**(190)**	**(192)**
Inter-segment elimination	**(31)**						
Total	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

2. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2003 annual accounts.

The condensed consolidated accounts have been prepared in accordance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	HK$M	HK$M	HK$M
Gross rental income	**2,000**	2,157	4,277
Sales of development properties	**274**	350	2,365
Sales of investment properties	**766**	119	833
Rendering of other services	**697**	623	1,351
Sales of goods	**4,754**	3,991	8,742
	8,491	7,240	17,568

4. Operating profit

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	HK$M	HK$M	HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**3,227**	2,742	7,542
Cost of investment properties sold	**112**	29	274
Depreciation of fixed assets	**260**	258	532
Staff costs	**950**	890	1,767
Operating lease rentals			
Land and buildings	**68**	55	113
Other equipment	**15**	10	19
Amortisation of deferred expenditure	**33**	30	113
and after crediting:			
Gross rental income	**2,000**	2,157	4,277
Less: Outgoings	**427**	444	934
Net rental income	**1,573**	1,713	3,343
Charter hire income	**643**	569	1,216
Profit on sale of development properties	**98**	103	243
Profit on sale of shares in associated company	**18**	-	-
Profit on sale of shares in jointly controlled company	**26**	-	-
Profit on sale of fixed assets	**685**	88	565

5. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	HK$M	HK$M	HK$M
Interest charged on:			
Bank loans and overdrafts	**31**	52	106
Other loans and bonds	**263**	366	719
Transferred from property valuation reserve (note 10)	**500**	-	-
Deferred into properties under development for sale			
- subsidiary companies	**(16)**	(28)	(37)
- jointly controlled companies	**-**	(25)	(27)
Capitalised on			
- investment properties	**(102)**	(125)	(246)
- vessels	**-**	(2)	(3)
	676	238	512
Interest income on:			
Short-term deposits and bank balances	**(7)**	(6)	(11)
Other loans	**(9)**	(10)	(37)
	(16)	(16)	(48)
	660	222	464

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	HK$M	HK$M	HK$M
The Company and its subsidiary companies:			
Current taxation			
Hong Kong profits tax	**150**	171	330
Overseas taxation	**87**	55	130
Under/(over)-provision in respect of previous years	**11**	-	(47)
Deferred taxation	**(58)**	106	133
Jointly controlled companies:			
Current taxation	**33**	29	77
Deferred taxation	**19**	(60)	(94)
Associated companies:			
Current taxation	**150**	99	268
Deferred taxation	**42**	75	75
	434	475	872

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

7. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2004 of HK$2,952 million (30th June 2003: HK$1,187 million; 31st December 2003: HK$4,922 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period (30th June 2003: 930,580,476 'A' shares and 3,003,486,271 'B' shares; 31st December 2003: 930,477,088 'A' shares and 3,003,486,271 'B' shares).

8. Trade and other receivables

Trade and other receivables of HK$2,431 million includes trade debtors of HK$1,416 million. The aged analysis of these is as follows:

	30th June 2004 HK$M	31st December 2003 HK$M
Under three months	**1,339**	1,558
Between three and six months	**56**	54
Over six months	**21**	30
	1,416	1,642

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trade and other payables

Trade and other payables of HK$8,292 million includes trade creditors of HK$743 million. The aged analysis of these is as follows:

	30th June 2004 HK$M	31st December 2003 HK$M
Under three months	**741**	615
Between three and six months	**-**	5
Over six months	**2**	6
	743	626

10. Reserves

Following the Taikoo Shing land premium arbitration hearing in February 2004, the group has estimated the interest in connection with the land premium to be HK$500 million. This amount has been transferred to the profit and loss account from the property valuation reserve against which a provision of HK$4,250 million had previously been made.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange of Hong Kong Limited ("the Listing Rules").

The interim results have been reviewed by the audit committee of the Company.

Share capital

During the period under review, the Company did not purchase, sell or redeem any of its shares.

Interim report

The 2004 interim report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 24th August 2004.

PAID ADVERTISEMENT IN OVERSEAS PRESS

SWIRE PACIFIC LIMITED

2004 Interim Results Highlights - unaudited

Profit attributable to shareholders	US$378M	+148.7 %
Earnings per share	US¢24.72	+148.7 %
Dividends per share	US¢7.44	+81.3 %

"A strong first-half recovery.
Overall prospects are encouraging."

James Hughes-Hallett
Chairman, Swire Pacific Limited
Hong Kong, 12th August 2004

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.

2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.8.